Exhibit 99.2

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the first quarter ended October 31, 2007

Directors and Officers as at December 21, 2007

Directors:

Robert Eadie
Gary Hawthorn
Peter Barnes
Richard Kern
Gary Arca

Officers:

President – Richard Kern
Chief Executive Officer – Robert Eadie
Chief Financial Officer – Gary Arca

Contact Name:	Robert Eadie

Contact e-mail address:	rob@goldenoasis.ca

TSX Venture Exchange Symbol:	GOT

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. talk@goldenoasis.com

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the First Quarter Ended October 31, 2007

1.1	Date of This Report

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Golden Oasis Exploration Corp (“Golden Oasis”, or the “Company”) for the first quarter ended October 31, 2007. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of December 21, 2007.

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overall Performance

Description of Business

The Company was incorporated pursuant to the British Columbia Business Corporations Act on November 2, 2004 under the name 707729 BC Ltd. On February 18, 2005, the Company changed its name to Golden Oasis Exploration Corp. The Company has one active subsidiary, Golden Oasis Exploration Inc., which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

On February 9, 2005 the Company filed a final prospectus (the “Prospectus”) in the provinces of British Columbia, Alberta and Ontario in connection with the Company’s initial public offering. The Prospectus qualified the distribution of 4,000,000 Units of the Company at a price of $0.40 per unit for gross proceeds of $1,600,000, each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase a further common share at a price of $0.50 per common share until February 27, 2008. The distribution under the Prospectus was completed on February 27, 2006 and the common shares of the Company commenced trading on the TSX Venture Exchange on February 28, 2006. The Company paid a cash commission of $122,000 and issued 140,000 units, at a fair value of $50,000, to the agent with respect to this offering.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 3

On April 4, 2006, the Company, pursuant to an agreement with Bolder Investment Partners, Ltd. (“Bolder”) as agent, completed a private placement of 5,150,000 units at a price of $0.45 per unit for gross proceeds of $2,317,500, each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to acquire an additional common share for $0.55 until April 4, 2008. The Company has the right to accelerate the expiry of the warrants if after August 5th, 2006, the Company’s shares trade at or above $0.80 for a period of 20 consecutive trading days, in which event the warrants will expire 30 days after the Company provides notice to the warrant holders. In connection with the private placement, the Company paid Bolder a cash commission of $123,606 and 111,720 units, at a fair value of $50,274, and issued to Bolder 966,000 agent warrants to purchase common shares, exercisable at a price of $0.55 per share until October 4, 2007. The proceeds of the private placement were used for further exploration on resource properties, and for general working capital.

The Company is engaged in the business of mineral exploration in the western United States. The Company’s objective is to locate and develop economic precious and base metal properties of merit. The Company’s material property, as defined by National Instrument 43-101, is the option to acquire 100% of the Toiyabe Property in Lander County, Nevada. The Company also has the option to acquire 100% of two other properties, the Lone Ranch Property in Washington State and the Empress Property in Nevada. The Company has commenced preliminary exploration activities on all properties.

1.3	Selected Annual Information

The highlights of financial data for the Company for the years ended July 31, 2007 and 2006 and for the period from incorporation on November 2, 2004 to July 31, 2005, being the end of the first financial year of the Company, are as follows:

	July 31,	July 31,	July 31,
	2007	2006	2005
(a) Net sales	Nil	Nil	Nil
(b) Loss before foreign exchange and investment income	(527,775)	(1,121,993)	(89,461)
(c) Net loss	(463,101)	(1,100,574)	(77,962)
(d) Loss per share – basic and diluted	(0.03)	(0.10)	(0.01)
(e) Total assets	3,358,093	3,713,213	527,977
(f) Total long-term liabilities	Nil	Nil	Nil
(g) Cash dividends declared per-share	Nil	Nil	Nil

1.4	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the financial statements of the Company and notes attached hereto.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 4

1.4.1	Property Activity

Resource Property – Toiyabe Property

On January 23, 2005, the Company entered into an option agreement with Minquest Inc. (“Minquest”) of Reno, Nevada, a private company controlled by an officer and director of the Company. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to the option agreement, as amended (the “Toiyabe Option Agreement”), the Company was granted the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% NSR, upon reimbursing all costs associated with the acquisition of the property (paid), paying US$1,000,000 in cash, issuing 500,000 Common Shares and incurring $2,500,000 in exploration expenditures over eight years to August 15, 2013.

The Company has the right to purchase up to one half of the NSR for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%) . During the term of the Toiyabe Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$11,500 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement to October 31, 2007.

Proposed Exploration Program

The Company engaged Orequest Consulting to prepare the technical report on the Toiyabe Property. The complete text of this report is available under the Company’s filings on www.sedar.com. Orequest recommended that the Company expend US$341,000 on exploration of the property as set out below. The Phase 1 exploration program consisted of:

    a full and detailed review of all historic data;
    entering all the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;
    a ground magnetometer and electromagnetometer survey focused over the area of the property containing the most favourable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern half of the property in the old California-Courtney target areas);
    an IP survey; and
    drilling 7-8 holes of approximately 700-800 feet in depth in those areas to help understand the lower plate stratigraphy and to test for buried mineralized structures that may be sources of the shallower erratic higher grade mineralization.

Since acquiring the Toiyabe Property, the Company has completed a National Instrument 43-101 Report. The Company has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.

During the year ended July 31, 2006, the Company obtained a right to acquire an additional 77 claims in the Toiyabe area pursuant to the option agreement described above.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 5

Activity during the First Quarter

The Company has completed a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 43 RC holes. Results received to date have defined two gold bearing structures, discovered a major northwest trending high angle fault that could be a feeder for the mineralization and determined the detailed stratigraphy of the area.

Drilling of the Courtney A and B faults has thus far defined a 750 feet by 300 feet zone of +0.5 g/t gold zone associated with the Courtney A fault and a 600 feet by 200 feet Gold zone associated with the Courtney B fault. The Courtney faults are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

The gold associated with the Courtney faults is within 45o dipping fault zones within Upper Plate siliceous rocks. Lower plate rocks that contain abundant limey units including good host rocks for gold have now been identified west of the West Graben 1 fault at surface and are projected to occur beneath the Courtney faults area at depth. The host rocks dip gently west. Favorable host rocks, projected to occur 600 to 1,000 feet below the surface east of the Graben fault, will be tested next Spring.

Drilling results for 27 of the 43 holes drilled are in hand and are listed below showing only results greater than or equal to 1.0 g/t gold. The majority of the gold is hosted by the Courtney faults. A broad (+20 feet) zone of low grade mineralization (+0.3 g/t gold) often surrounds a narrow core (5-10 feet) of higher grade. High grade drill intercepts from this year`s drilling include 5.5 feet of 14.8 g/t (0.43 oz/ton) gold in T-701, 10 feet of 26.6 g/t (0.78 oz/ton) gold in T-706, 10 feet of 10.6 g/t (0.309 oz/ton) gold in hole T-719 and 5 feet of 21.8 g/t (0.637 oz/ton) gold in T-722. The majority of the mineralization intersected to date is shallow enough to be extracted by open pit methods.

Hole#	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-701-C	0	-45	155 including including	15.0 15.0 35.0 47.5 47.5	25.0 20.0 47.5 53.0 50.0	10.0 5.0 12.5 5.5 2.5	8.840 13.050 1.350 14.830 .26.2	0.258 0.381 0.039 0.433 0.765
T-702-C	45	-45	395	35.0 40.0	40.0 45.0	5.0 5.0	10.390 1.320	0.303 0.039
T-703-C	0	-45	372	150.0 160.0 165.0 190.0 225.0	160.0 165.0 170.0 195.0 230.0	10.0 5.0 5.0 5.0 5.0	2.220 6.590 1.390 1.060 1.080	0.065 0.192 0.042 0.031 0.032
T-704-C	45	-45	200	6.0	6.8	0.0	1.030	0.030
T-705-C	45	-45	150 including	100.0 105.0	110.0 110.0	10.0 5.0	11.480 16.200	0.335 0.473
T-706-C	45	-45	300 including including	170.0 180.0 180.0 200.0 235.0 240.0 245.0	180.0 195.0 190.0 205.0 245.0 245.0 250.0	10.0 15.0 10.0 5.0 10.0 5.0 5.0	1.750 10.920 13.680 1.170 26.600 33.450 1.630	0.051 0.319 0.399 0.034 0.777 0.977 0.048

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 6

Hole#	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-707-C	45	-45	400	230.0 232.0	232.0 235.0	2.0 3.0	2.110 7.770	0.062 0.227
T-708C	45	-60	960	40 390 595	45 400 600	5 5 5	1.00 1.45 1.15	0.029 0.042 0.034
T-709	45	-45	400	115 330	120 345	10 15	3.16 2.87	0.092 0.084
T-710	45	-45	500	285 295 340 465	290 300 345 370	5 5 5 5	1.15 1.12 1.00 1.26	0.034 0.033 0.029 0.037
T-711	45	-45	450	230 350	250 355	20 5	1.48 1.87	0.043 0.055
T-712	45	-45	300	190 210	195 215	5 5	1.35 1.33	0.039 0.039
T-713	45	-45	300	135 150	140 165	5 15	1.20 1.08	0.035 0.032
T-714	45	-45	200	55	60	5	1.19	0.035
T-715	45	-45	150	30	35	5	1.13	0.033
T-716	45	-45	200	65	110	45	1.56	0.046
T-717	45	-45	400	155	160	5	1.16	0.034
T-718	45	-45	400	poor	recovery		no +1.0g/t
T-719	45	-45	450 incl	165 175 270	220 185 285	55 10 15	3.51 10.59 1.69	0.103 0.309 0.049
T-720	45	-45	450	110 120	115 125	5 5	2.91 2.58	0.085 0.075
T-721	45	-45	350	10 25 45 315 345	15 30 60 320 350	5 5 15 10 5	1.30 3.40 1.85 1.31 1.74	0.038 0.099 0.054 0.038 0.051
T-722	45	-45	200 incl.	0 5 30	15 10 35	15 5 5	7.91 21.80 1.69	0.231 0.637 0.049
T-723	45	-45	350				no +1.0g/t
T-724	45	-45	300	65 165	70 170	5 5	1.28 3.74	0.037 0.109
T-725	45	-45	200				no +1.0g/t
T-726	45	-45	450				no +1.0g/t
T-727	not drilled
T-728	45	-45	500				no +1.0g/t

Note:Truethickness85-95%ofintervalshown

Resource Property – Lone Ranch

On January 23, 2005, the Company entered into an agreement with Minquest for the option to acquire a 100% undivided interest, subject to a 3% NSR, in the Lone Ranch Property. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to this option agreement, as amended (the “Lone Ranch Option Agreement”), in order to earn the interest in the Lone Ranch Property, the Company must reimburse the private company for all of its costs associated with the acquisition of the property (paid), pay US$510,000, issue 400,000 common shares and complete $1,400,000 in exploration expenditures over 6 years to August 15, 2011.

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MD&A
October 31, 2007
Page 7

The Company has the right to purchase up to one-half the NSR for US$1,500,000 for each 1% of the purchased (or US$2,250,000 for the entire 1.5%) . During the term of the Lone Ranch Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement.

Prior Activity

Golden Oasis announced that the company has completed its initial geologic mapping and sampling program on the Lone Ranch Project within the Republic graben of north-central Washington. The Republic graben contains numerous precious metal deposits such as the Republic mine (Hecla Mining Company) and the Kettle River mine complex (Kinross Gold Corporation, Trading Symbol “K-T”).

The Company’s exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets. The Central area was previously drilled by Cyprus and Kennecott in the late 1980’s and early 1990’s. This drilling proved the existence of economic gold mineralization over significant widths. This historic work suggested the existence of a substantial exhalative horizon with significant precious metals values.

Golden Oasis’s exploration program has defined an exhalative zone over a strike length of 6,300 meters and varying from 10 to 100 meters thick. Samples collected during this field season have identified massive sulfide formations composed of up to 50% pyrrhotite-arsenopyrite-gold bearing horizons within the exhalative zone of the Boundary and Central targets. These massive sulfide zones contain up to 4.2 g/t gold from the company’s initial surface sampling program.

The current work program has defined one drill ready target and recommends several additional areas for further surface work and drilling. A drill target has been defined in the southern portion of the Boundary target. Drilling of three to four holes is recommended to test the strike and dip extensions of the gold-rich area defined by surface sampling. The Boundary target extends over a distance of 2,500 meters and has not been drill tested. A large percentage of the northern portion of the Boundary target is covered by alluvium. A soil survey is planned to define possible gold anomalies within this covered area.

Activity during the first quarter

The Company completed a geological airborne survey during the quarter ending October 31, 2007 on its wholly owned Lone Ranch Project within the Republic graben of north-central Washington. Results show two 1.5 kilometer long geophysical anomalies in the central and southern portions of the project area that correlate well with mapped gold-bearing sulfide zones. A third, previously unknown anomaly was discovered further north. This anomaly is much larger (2.5 kilometers long) than those to the south. Permitting of a drilling program to test all 3 anomalies is currently in progress.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 8

The Helicopter ElectroMagnetic (HEM) survey covered approximately 36 km2 with 100 m line spacing. It was flown by Fugro Airborne Surveys, Inc. of Houston, Texas. The target is a sulfide-rich horizon, called an exhalite, deposited on an ancient seafloor. The only known drilling of this horizon was conducted by Cyprus Minerals and Kennecott in the late 1980’s to early 1990’s. Their exploration programs identified gold associated with semi-massive pyrrhotite and arsenopyrite hosted in the exhalite. They drilled a total of ten holes into the southern edge of the southern geophysical anomaly. Some historic drill intercepts include 3.5 feet (1.1 m) of 0.30 oz/ton (10.3 g/t) gold in one hole and 41.5 feet (12.7 m) averaging 0.053 oz/ton (1.8 g/t) gold in another. These results are historical and cannot be relied upon. The other two geophysical anomalies have no drilling.

Interpretation of the HEM survey was done by Frank P. Fritz of Fritz Geophysics, Loveland, Colorado. His summary report on the Lone Ranch survey is currently on the Golden Oasis website (www.goldenoasis.ca). A portion of Frank’s summary follows:

“The very low resistivity unit interpreted from the HEM data shows a close correlation with the known exhalative unit. There is conservatively five kilometers of strike length of exhalative target interpreted from the HEM data with “hot spots” suggested by thicker –lower resistivity areas and the higher magnetic responses.”

The interpretation shows an originally continuous exhalite has been separated by post-mineral faulting into 3 separate zones. The exhalite trends northerly and dips steeply to the west at the south end of the project, but flattens to the north. As mentioned above, the northern HEM anomaly is much larger than the 2 anomalies to the south. These anomalies have dimensions of 1.5 km by 0.5 km whereas the northern anomaly has dimensions of 2.5 km by 1.0 km.

In September 2007, the Company announced that it has staked an additional 83 claims totaling approximately 1,660 acres in the surrounding areas of its wholly owned Lone Ranch Project within the Republic graben of north-central Washington. The additional claims were staked to cover the full extent of the new anomaly and extensions of the Central and South anomalies previously identified by the geological airborne survey. Permitting of a 17 hole drilling program has been initiated with the US Forest Service. Although the date of approval of the permit is currently unknown, core drilling will commence as soon as possible thereafter.

Resource Property – Empress

On February 27, 2007, the Company optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district. Under its Assignment of Mineral Property Option Agreement with Minquest, the Company must reimburse Minquest’s acquisition costs of US$6,000 in option payments made by Minquest to the owner of the property and US$2,000 in mapping and sampling costs (paid). Minquest will retain a 3% net smelter royalty. The Company can earn a 100% interest in the Property (subject to the 3% NSR) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years. During the term of the Empress Assignment Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company has the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty provided it elects to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 9

Activity during the first quarter

The Company has initiated a 3,000 foot core drilling program will test both vertical and horizontal continuity of the Wonder vein system. The Wonder target is one of three vein sets exposed on the Empress property.

In this initial phase of drilling, two holes will be drilled from each of four surface drill sites spaced roughly 200 feet apart. Underground sampling of the Wonder veins with average sample widths of two to three feet found gold assays ranging from 0.02 oz/ton (0.68 g/t) to 1.85 oz/ton (63.30 g/t) and silver ranging from 0.07 oz/ton (2.3 g/t) to 3.18 oz/ton (109.0 g/t). However, because of previous mining, samples could not be taken on regular intervals. Drilling will determine the width and grade of the vein system in an area roughly 600 feet long and between 100 and 400 feet below the surface. This work will guide further drill testing of the Wonder target down dip and along strike as well as testing of the other two targets identified to date.

The core is being sawed in half after logging and assayed by ALS Chemex Labs of Reno, Nevada. Drilling will be completed in December.

The Empress property lies within the southern portion of the Walker Lane mineral belt. Significant mines within this portion of the Walker Lane include Tonopah, Goldfield and Silver Peak. Goldfield, the closest, produced over 4 million ounces of high-grade gold (+0.3 oz/ton). Covered by 54 unpatented mining claims totaling approximately 1,080 acres or 1.7 square miles, the project contains two historic mines, the Empress and the Wonder. Apparently discovered in the 1860’s, below the 7 adits that make up the Empress Mine are the remnants of a mill and several stone foundations. Little recorded production is reported for the district, although the Gold Point district, immediately to the north, produced approximately $1,000,000 (1900 dollars) in gold and silver. The Wonder Mine, located 2,000 feet southwest of Empress, was worked in the 1930’s as judged by artifacts, and probably direct shipped its ore elsewhere. Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton. At least 3 separate east-west trending, steeply dipping quartz veins are exposed on the property.

Golden Oasis Exploration Corp.
MD&A
October 31, 2007
Page 10

Property Expenditures Summary

The Company is a venture issuer that has not had revenue from operations in either of its last two financial periods. The Company has capitalized all expenditures relating to the exploration of its mineral property. Details of deferred expenditures for the properties are as follows:

	Cumulative	Cumulative
	October 31,	July 31,
	2007	2007

Toiyabe - Actual Expenditures

Acquisition costs	$218,664	$116,747
Consulting fees (Geological & Engineering)	214,010	163,483
Drilling	1,187,073	899,018
Geology	81,280	81,280
Geophysics	198,307	144,264
Legal Consulting	2,655	2,655
Staking and maintenance fees	146,785	124,322
Site restoration	27,005	27,005
Travel	15,456	15,456
	2,091,235	1,574,230

Lone Ranch - Actual Expenditures

Acquisition costs	218,665	116,747
Consulting (Geological & Engineering)	39,184	29,339
Geology	31,012	31,012
Geophysics	79,565	79,565
Staking and maintenance fees	76,849	36,436
Travel	15,456	15,456
	460,731	308,555
Empress - Actual Expenditures

Acquisition costs	13,892	13,892
Consulting (Geological & Engineering)	32,905	18,967
Geology	9,259	9,259
Geophysics	4,236	4,236
Staking and maintenance fees	30,338	22,439
	90,630	68,793

Total Resource Properties	2,642,596	1,951,578

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MD&A
October 31, 2007
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1.4.2	Results of Operations

The loss for the quarter ended October 31, 2007 was $113,564 compared to a loss for the quarter ended October 31, 2006 of $249,128. The details of the expenses are as follows:

	Three months
	ended
	October 31,
	2007	2006

Expenses
Audit and accounting fees	$4,310	$15,550
Amortization	1,695	1,993
Bank charges and interest	696	788
Consulting fees – Note 6	32,895	33,675
Insurance	2,175	2,750
Legal fees	13,928	1,059
Office and miscellaneous	26,106	33,236
Rent – Note 7	3,866	3,753
Shareholder communications	13,293	129,100
Transfer agent and filing fees	2,156	20,417
Travel	7,938	27,644
Foreign exchange loss	8,817	4,227
Interest and investment income	(4,311)	(25,064)

Net loss for the period	113,564	249,128

During the period ended October 31, 2007, the Company’s shareholders communications expense decreased by $115,807 to $13,293 due to fewer investor relations related trade events attended and lower activity in general. Travel expenses decreased by $19,706 as compared to the comparative period ended October 31, 2006 for the same reason.

Audit and accounting fees decreased by $11,240, as 2006 represented the first complete annual audit of the company.

Interest income for the period ended October 31, 2007 decreased by $20,753 to $4,311 due to the utilization of fund in expenditures on the Company’s properties.

During the first quarter ended October 31, 2007, the Company responded to investor inquiries. There were no formal investor relations agreements in place.

Financings, Principal Purposes & Milestones

During the first quarter ended October 31, 2007 the Company did not complete any financings.

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MD&A
October 31, 2007
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1.5	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters for which financial information is available:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	31-Oct-07	31-Jul-07	30-Apr-07	31-Jan-07	31-Oct-06	31-Jul-06	30-Apr-06	31-Jan-06
Net Loss:
Total	$113,564	$50,343	$95,827	$67,803	$249,128	$115,419	$893,423	$39,849
Per share
- basic and
diluted	$0.01	$0.00	$0.01	$0.01	$0.01	$0.01	$0.07	$0.01

Discussion

For the discussion on the first quarter ended October 31, 2007, please refer to Section 1.4 Results of Operations.

1.6	Liquidity

In management’s view, given the nature of the operations, which currently consist of agreements covering resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable.

Such development may take years to complete and the amount of resulting income, if any, is difficult to determine. The Company does not expect to receive significant income in the foreseeable future.

As at October 31, 2007, the Company had working capital of $564,570 which is adequate to meet the Company’s working capital needs over the next 12 months or more excluding any major exploration activity. Historical capital needs have been met by equity subscriptions. The Company may require additional financing to fund future acquisitions and explorations. If required, Company anticipates funding any property investigations, proposed exploration programs and anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements or through the exercise of warrants. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired.

1.7	Capital Resources

The only capital resource of the Company are the mineral properties, with historical costs of $2,642,597 as at October 31, 2007. Included in the carrying value of the mineral properties is $27,005 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 on the Toiyabe Property. The Company is committed to further expenditures on the properties, as detailed in Section 1.4 Results of Operations.

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MD&A
October 31, 2007
Page 13

1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company has optioned its mineral properties from a private company controlled by an officer and director of the Company.

1.9	Transactions with Related Parties

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Three Months
	ended
	October 31,
	2007	2006

Consulting	$2,500	$18,000
Management Fees	18,000	15,000
Resource properties – property payments	101,835	67,278
– geological consulting	20,902	28,301
	$148,237	$128,579

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the three month period ended October 31, 2007, the Company issued 300,00 shares to a company controlled by a director pursuant to resource property acquisition agreements (Note 4) at a value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a deemed of $62,000.

1.10	First Quarter

The first quarter results do not differ significantly from recent other quarters. See Section 1.4 for discussion of variances.

1.11	Proposed Transactions

N/A

1.12	Critical Accounting Estimates

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs

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of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation is charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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1.13	Changes in Accounting Policies Including Initial Adoption

N/A

1.14	Financial and Other Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, prepaid expenses and deposits and accounts payable and accrued liabilities approximates their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreements and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

1.15	Other

1.15.1	Disclosure of Outstanding Share Capital as at October 31, 2007:

	Number	Book Value
Common Shares	18,054,471	4,285,285
Contributed Surplus	-	746,718

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant. As of October 31, 2007, 1,720,000 share purchase options exercisable at prices between $0.40 and $0.65 per share had been granted to directors, key employees and consultants. The options are exercisable at various dates until May 2011.

As at October 31, 2007, the Company has 6,458,110 warrants outstanding entitling the holder to acquire one share for each warrant held at prices between $0.50 and $0.55 per share until February 2008 as to 2,861,250 warrants and April 2008 as to 3,596,860 warrants.

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1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the quarter ended October 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the Company’s most recently completed quarter ended October 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

1.15.3	Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company’s control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to lack of technical resources, and lack of controls governing our computer systems and applications within the company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.